UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Loan Agreement between Lotus Technology Innovative Limited and Lotus Cars Limited

On August 4, 2025, Lotus Technology Innovative Limited (the “LTIL”), a wholly-owned subsidiary of Lotus Technology Inc. (the “Company”), entered into a loan agreement (the “Loan Agreement”) with Lotus Cars Limited (the “LCL”), pursuant to which LTIL agreed to make a loan to LCL in a maximum amount of GBP 80,000,000 (the “Loan”).

The repayment date of the Loan is December 31, 2025 and the Loan bears an interest rate of 8% per annum. LCL shall repay the Loan, together with all accrued interest accrued and any other amounts then due under the Loan Agreement, on the earlier of the repayment date or following a demand by LTIL.

A copy of the Loan Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Loan Agreement is qualified in its entirety by reference thereto.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan Agreement, dated August 4, 2025, by and between Lotus Technology Innovative Limited and Lotus Cars Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: August 5, 2025